SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargoed for 10.00am

RYANAIR
'S
 TRAFFIC GROWS

19
%
IN JUNE

Ryanair today (
Friday,
4
th

July
 2008
) published its
 passenger and load factor statistics for
June

200
8
.

	Jun 07	Jun 08	Increase	12 mth to 30 Jun 08
Passengers (m) [1]	4. 35 m	5. 17 m	19%	5 3 . 29 m
Load Factor [2]	8 5%	8 4%	-1%	81%

  Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because once a flight has departed a no-show customer is not entitled to change flights or seek a refund.
  Represents the number of passengers as a proportion of the number of seats available for passengers.

Ends
.

    Friday, 4
th
 July 2008
For further information:
Daniel De Carvalho
 - Ryanair

Pauline McAlester
 - Murray Consultants
Tel: 00 353 1 812 1598

              Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  04 July 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director